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CUSIP NO. 55261R108                    13G                     PAGE 1 OF 5 PAGES






                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

        Information to be included in Statements filed pursuant to Rules
                             13d-1(b), (c), and (d)
            and Amendments thereto filed pursuant to Rule 13d-2(b)(1)


                                MAF BANCORP, INC.
              ----------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
              ----------------------------------------------------
                         (Title of Class of Securities)


                                    55261R108
              ----------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2004
              ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]   Rule 13d-1(b)
     [X]   Rule 13d-1(c)
     [ ]   Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 5 Pages
                                No Exhibit Index


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CUSIP NO. 55261R108                    13G                     PAGE 2 OF 5 PAGES


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     ABN AMRO Trust Services Company as successor Trustee for The MidAmerica Bank, fsb Employees' Profit Sharing Plan and the MidAmerica Bank fsb, Employee Stock Ownership Plan (collectively, the "Plans") IRS No. 36-4041298

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                              (b)  [ ]


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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
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     NUMBER OF       5   SOLE VOTING POWER

       SHARES            1,913,311
                     -----------------------------------------------------------
    BENEFICIALLY     6   SHARED VOTING POWER

      OWNED BY           0
                     -----------------------------------------------------------
        EACH         7   SOLE DISPOSITIVE POWER

     REPORTING           1,913,311
                     -----------------------------------------------------------
       PERSON        8   SHARED DISPOSITIVE POWER

        WITH             0
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,913,311
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                                       [ ]


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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.75%**
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12   TYPE OF REPORTING PERSON*

     OO
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*SEE INSTRUCTION BEFORE FILLING OUT!
**SEE ITEM 4 OF THIS FILING


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CUSIP NO. 55261R108                    13G                     PAGE 3 OF 5 PAGES

ITEM 1.

(a) Name of Issuer:
(b) Address of Issuer's Principal          MAF Bancorp, Inc.
    Executive Offices:                     55th Street & Holmes Avenue,
                                           Clarendon Hills, Illinois 60514

ITEM 2.

(a) - (c) Name, Principal Business Address and Citizenship of Person
    Filing:

    ABN AMRO Trust Services Company, as successor Trustee for the MidAmerica Bank, fsb Employees' Profit Sharing Plan and the MidAmerica Bank, fsb Employee Stock Ownership Plan c/o Principal Services Trust Company 161 N. Clark Street Chicago, IL 60601

    Citizenship:  Illinois

(d) Title of Class of Securities:   Common Stock, $0.01 par value per share

(e) CUSIP Number:                   55261R108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

(a) - (j)  Not Applicable.

ITEM 4. OWNERSHIP.

(a) ABN AMRO Trust Services Company acts as the successor trustee ("Trustee") for (i) the MidAmerica Bank, fsb Employees' Profit Sharing Plan ("Profit Sharing Plan") and (ii) the MidAmerica Bank, fsb Employees Stock Ownership Plan (the "Stock Ownership Plan"), each of which is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). As of December 31, 2004, the Profit Sharing Plan held 522,271 shares of the Issuer's common stock and the Stock Ownership Plan held 1,391,040 shares of the Issuer's common stock for an aggregate of 1,913,311 shares of the Issuer's common stock. The securities reported include all shares held of record by the Trustee as trustee of the Plans. The Issuer establishes the investment policy (including voting and disposition of shares) for the Plans and the Trustee follows such instructions. The Trustee, however, is subject to fiduciary duties under ERISA. The Trustee disclaims beneficial ownership of the shares of common stock that are the subject of this Schedule 13G.


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CUSIP NO. 55261R108                    13G                     PAGE 4 OF 5 PAGES

(b) The 1,913,311 shares of common stock represent 5.75% of the Issuer's outstanding shares of common stock. The percent of class is based on shares outstanding as of December 31, 2004, as provided by the Issuer.

(c)     (i)     The Trustee holds sole power to vote or to direct the vote over all of the securities that are the subject of this Schedule 13G.

        (ii) The Trustee does not share power to vote or direct the vote over any of the securities that are the subject of this Schedule 13G.

        (iii) The Trustee holds sole power to dispose or direct the disposition of all of the securities that are the subject of this Schedule 13G.

        (iv) The Trustee does not share power to dispose or direct the disposition over any of the shares that are the subject of this
                Schedule 13G.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not Applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not Applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not Applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

        Not Applicable.

ITEM 10.        CERTIFICATION.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO. 55261R108                    13G                     PAGE 5 OF 5 PAGES


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 11, 2005
                                    ------------------------------------------
                                    Date


                                    ABN AMRO Trust Services Company as
                                    Trustee for the MidAmerica Bank, fsb
                                    Employee's Profit Sharing Plan and the
                                    MidAmerica Bank, fsb Employee Stock
                                    Ownership Plan

                                    By:     /s/ Terry L. Zirkle
                                        --------------------------------------

                                    Name:   Terry L. Zirkle
                                         -------------------------------------

                                    Title:  Executive Vice President
                                          ------------------------------------